EXHIBIT 5













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                               September 23, 2003


CEL-SCI Corporation
8229 Boone Blvd., #802
Vienna, Virginia  22182


This letter will constitute an opinion upon the legality of the sale by Rubicon Group Ltd. of up to 14,000,000 shares of the common stock of CEL-SCI Corporation, a Colorado corporation ("CEL-SCI"), all as referred to in the Registration Statement on Form S-1 filed by CEL-SCI with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of CEL-SCI and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, CEL-SCI is authorized to issue the shares of stock mentioned above and such shares, when issued, will represent fully paid and non-assessable shares of CEL-SCI's common stock.

Very truly yours,

HART & TRINEN

William T. Hart